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Ken Jarman

 **TurboPass**

Co-Founder and COO

Austin, Texas Area · 406 connections · **Contact info**

Experience

COO
TurboPass
Jun 2018 – Present · 1 yr 4 mos
Austin, TX

Vice President
Sierra Motors - Sierra Acceptance
Aug 2005 – Aug 2015 · 10 yrs 1 mo
San Antonio

Skills & Endorsements

Team Building · 10

     Endorsed by **Bill Murphy and 1 other who is highly skilled at this**

Customer Satisfaction · 9

Jedd Soto and 8 connections have given endorsements for this skill

Sales Management · 8

Jedd Soto and 7 connections have given endorsements for this skill

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Interests

RED LINE BDC TRAINING
30 followers

TurboPass
30 followers

Flagship Credit Acceptance
5,960 followers

 